EUROHYPO AG

Gildehofstraße 1
45127 Essen
Postfach 10 18 61
45018 Essen

Ansprechpartner:
Telefon +49 2 01/81 35-0
Telefax +49 2 01/81 35-2 00
ursula.meierkamp@eurohypo.com

RECEIVED
2008 SEP -5 A 5:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

EUROHYPO AG Postfach 10 18 61, 45018 Essen

21.08.08

**Registered Letter / Advice of Delivery**

**Securities and Exchange Commission**
Office of International Corporate Finance
Room 3099
450 Fifth Street, NW
Washington D.C. 20549
United States

[redacted]

08004783

EURO HYPO

Before entry in the commercial register in Frankfurt/ Main on 18 August, 2008:
File No. 824883 – Frequent Issuer Status of Hypothekenbank in Essen AG

SUPPL

Dear Sir or Madam,

We herewith would like to inform you about the merger of Essen Hyp with Eurohypo. Following the entry in the commercial register in Frankfurt/ Main on 18 August, 2008, Hypothekenbank in Essen AG (Essen Hyp) is now merged with Eurohypo AG, Eschborn.
Attached please find a notartized copy of the merger agreement attested by notary Glücks dated as of 08/19/2008.

Yours faithfully

EUROHYPO AG

PROCESSED
SEP 10 2008
THOMSON REUTERS

Attachment

**BEGLAUBIGTE ABSCHRIFT**

Nummer 1107 der Urkundenrolle für 2008

**Bescheinigung gemäß § 21 I 2 BNotO**

Ich bescheinige aufgrund meiner heutigen Einsichtnahme in das elektronische Handelsregister des Amtsgerichts Frankfurt am Main HRB 45701 (Eurohypo Aktiengesellschaft, Eschborn), dass die Eurohypo Aktiengesellschaft, Eschborn, als übernehmender Rechtsträger mit der Hypothekenbank Essen Aktiengesellschaft mit Sitz in Essen (Amtsgericht Essen, HRB 7083) als übertragender Rechtsträger aufgrund des Verschmelzungsvertrages vom 11.08.2008 und der Zustimmungsbeschlüsse der beteiligten Rechtsträger vom selben Tage verschmolzen worden ist und dass diese Verschmelzung am 18.08.2008 in das Handelsregister B 45701 des Amtsgerichts Frankfurt am Main eingetragen worden ist.

Essen, den 19. August 2008

(Glücks)
Notarin

**Kostenberechnung**
(§§ 141, 154 II KostO)

| | |
|---|---|
| Gebühr § 150 Nr. 2 KostO | EUR 25,00 |
| 19 % Umsatzsteuer § 151 a KostO | EUR 4,75 |
| | EUR 29,75 |

(Glücks)
Notarin

Die wörtliche Übereinstimmung vorstehender Abschrift mit der mir vorliegenden Urschrift beglaubige ich.

Essen, am 19. August 2008

(Glücks)
Notarin

**Summarizing list of material changes made public, distributed or filed by Hypothekenbank in Essen AG in the business year 2008**

| Subject | Sent to SEC on |
|---|---|
| 1. Essen Hyp's website as of December 31, 2007 (English version)<br><br>Summarizing list of material changes made public, distributed or filed by Hypothekenbank in Essen AG in the business year 2007 (English version) | January 17, 2008 |
| 2. Essen Hyp´s website as of January 31, 2008 (English version)<br><br>Press Release "Essen-Hyp to be merged with Eurohypo" (German and English version)<br><br>Changes of the members of the Supervisory Board<br><br>Equity capital of Essen Hyp as of January 03, 2008 | February 21, 2008 |
| 3. Essen Hyp´s website as of February 29, 2008 (English version)<br><br>Press Release "Henning Rasche becomes CEO of Essen Hyp" (German and English version)<br><br>Essen Hyp´s Annual Report 2007 (German version) | March 27, 2008 |
| 4. Essen Hyp´s website as of March 31, 2008 (English version) | April 22, 2008 |
| 5. Essen Hyp´s website as of April 30, 2008 (English version) | May 27, 2008 |
| 6. Essen Hyp´s website as of May 31, 2008 (English version) | June 19, 2008 |
| 7. Essen Hyp´s website as of June 30, 2008 (English version) | August 12, 2008 |
| 8. Attachment: notartized copy of the merger agreement attested by notary Glücks dated as of 08.19.2008<br><br>Summarizing list of material changes made public, distributed or filed by Hypothekenbank in Essen AG in the business year 2008 (English version | August 21, 2008 |

Hypothekenbank in Essen

Aktiengesellschaft

END